UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

SeraCare Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

81747T104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81747T104

1	NAME OF REPORTING PERSON LTOVA HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,657
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,846,657
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 81747T104

1	NAME OF REPORTING PERSON JACOB SAFIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,853,263
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,853,263
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 81747T104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of SeraCare Life Sciences, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 37 Birch Street, Milford, Massachusetts 01757.

Item 2.	Identity and Background.

(a)           This statement is filed by Ltova Holdings LLC, a Delaware limited liability company (“Ltova Holdings”) and Jacob Safier.  Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons.”

Mr. Safier is the sole managing member of Ltova Holdings.  By virtue of this relationship, Mr. Safier may be deemed to beneficially own the Shares owned by Ltova Holdings.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Ltova Holdings and Mr. Safier is One State Street Plaza, New York, New York 10004.

(c)           The principal business of Ltova Holdings is investing in securities.  The principal business of Mr. Safier is that of an investor.

(d)           The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Safier is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 2,270,169 of the Shares owned by Ltova Holdings is approximately $615,446, including brokerage commissions.  These Shares owned by Ltova Holdings were acquired with working capital.  Members of Ltova Holdings contributed 576,488 Shares to Ltova Holdings in exchange for membership interests.  The aggregate purchase price of the 576,488 Shares contributed to Ltova Holdings is approximately $4,373,336, including brokerage commissions.

The aggregate purchase price of the 1,006,606 Shares owned by Mr. Safier is approximately $1,037,924, including brokerage commissions.  The Shares owned by Mr. Safier were acquired with personal funds.

CUSIP NO. 81747T104

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 18,577,596 Shares outstanding as of January 31, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009.

As of the close of business on March 5, 2009, Ltova Holdings beneficially owned 2,846,657 Shares, constituting approximately 15.3% of the Shares outstanding.  By virtue of his relationship with Ltova Holdings described in further detail in Item 2, Mr. Safier may be deemed to beneficially own the Shares owned by Ltova Holdings.  Consequently, as of the close of business on March 5, 2009, Mr. Safier may be deemed to have beneficially owned 3,853,263, constituting approximately 20.7% of the Shares outstanding.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D as beneficially owned by such Reporting Person.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  Except as disclosed therein, all of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 81747T104

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities not owned directly by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Ltova Holdings LLC and Jacob Safier, dated March 6, 2009.

CUSIP NO. 81747T104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2009	LTOVA HOLDINGS LLC

	By:	/s/ Jacob Safier
Jacob Safier Managing Member

/s/ Jacob Safier
JACOB SAFIER

CUSIP NO. 81747T104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

LTOVA HOLDINGS LLC

Common Stock	2,270,169	$0.27	02/24/09
Common Stock	576,488*	*	02/24/09

JACOB SAFIER

Common Stock	900,000	$0.27	02/24/09

* Represents Shares contributed to Ltova Holdings in exchange for membership interests.